

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

Joseph P. Hagan
President and Chief Executive Officer
Regulus Therapeutics Inc.
10628 Science Center Drive, Suite 225
San Diego, California 92121

   Re: Regulus Therapeutics Inc.
     Registration Statement on Form S-3
     Filed December 31, 2020
     File No. 333-251853

Dear Mr. Hagan:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tim Buchmiller at (202) 551-3635 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Asa M. Henin, Esq.